Filed Pursuant to Rule 424(b)(3)

Registration No. 333-167067

SUPPLEMENT DATED SEPTEMBER 7, 2010

TO

PROXY STATEMENT/PROSPECTUS DATED AUGUST 25, 2010

2500 Windy Ridge Parkway

Atlanta, Georgia 30339

September 7, 2010

SPECIAL MEETING OF THE SHAREOWNERS

TO BE HELD ON OCTOBER 1, 2010

GENERAL INFORMATION

This supplement is being mailed on or about September 10, 2010, to the shareowners of record of Coca-Cola Enterprises Inc., as of the close of business on August 24, 2010. The following information supplements and should be read in conjunction with the proxy statement/prospectus dated August 25, 2010 of Coca-Cola Enterprises Inc. relating to the proposal to adopt the Business Separation and Merger Agreement (which is referred to herein as the Merger Agreement), dated as of February 25, 2010 by and among Coca-Cola Enterprises Inc. (which is referred to herein as CCE), International CCE Inc. (which is referred to herein as New CCE), The Coca-Cola Company (which is referred to herein as TCCC) and Cobalt Subsidiary LLC (which is referred to herein as Merger Sub), which was previously mailed to you on or about August 31, 2010. Attached hereto as Annex A is Amendment No. 1 to the Business Separation and Merger Agreement, dated as of September 6, 2010, by among CCE, New CCE, TCCC and Merger Sub.

SETTLEMENT OF LITIGATION RELATING TO THE PROPOSED TRANSACTION

As previously disclosed on page 79 of the proxy statement/prospectus under “Special Factors—Certain Litigation Matters,” on February 25, 2010, March 8, 2010 and March 10, 2010, three putative shareholder class action complaints were filed in the Superior Court of Fulton County, Georgia on behalf of all shareholders of CCE (other than defendants) challenging the proposed Merger. The action is captioned In re The Coca-Cola Shareholders Litigation (C.A. No. 2010-cv-182035) (the “Consolidated Georgia Action”). The complaint alleges that by virtue of TCCC’s stock ownership and business dealings with CCE, TCCC controls and dominates CCE and therefore owes CCE a duty of entire fairness and a duty not to misuse its control of CCE for its own ends, which TCCC breached because, among other things, the proposed Merger is unfair as to price and process. Plaintiffs further allege that the CCE directors have violated their fiduciary duties of care, loyalty, candor and good faith by pursuing the proposed Merger, which is not entirely fair to CCE shareholders because, among other things, the May 25, 2010 Form S-4 Registration Statement filed with the SEC fails to provide shareholders with the material information relevant to determine the fairness of the proposed Merger and evidences the CCE directors’ failure to appropriately consider the proposed Merger. In addition, on March 1, 2010, March 3, 2010, March 8, 2010 and March 10, 2010, five putative shareholder class action complaints were filed in the Court of Chancery of the State of Delaware on behalf of all shareholders of CCE (other than defendants) challenging the proposed Merger. The consolidated action is captioned In re Coca-Cola Enterprises, Inc. Shareholders Litigation (Consolidated C.A. No. 5291-VCN). The complaint alleges that the proposed Merger arises out of an unlawful plan and scheme for TCCC to acquire CCE’s entire North American bottling business for grossly inadequate consideration and in breach of defendants’ fiduciary duties.

On September 3, 2010, the parties to the Consolidated Georgia Action executed a memorandum of understanding (the “MOU”) containing the terms for the parties’ agreement in principle to resolve the Consolidated Georgia Action. The MOU provides that, in consideration for the settlement of the Consolidated

Georgia Action, the parties will agree to amend the Merger Agreement to reflect that (i) the Termination Fee, as defined in Paragraph 8.2(c) of the Merger Agreement is reduced from $200,000,000 to $180,000,000, (ii) Paragraph 8.2(d)(D) of the Merger Agreement is modified such that the 365 calendar day period following the termination of the Merger Agreement referred to in that paragraph is reduced to nine (9) months following the termination of the Merger Agreement, (iii) Paragraph 6.22 of the Merger Agreement is modified such that the time during which New CCE shall have the right to purchase all of TCCC’s right, title and interest in the German Entity (as defined in the Merger Agreement) is expanded from a period of eighteen (18) months to thirty-six (36) months after the date of the Merger Agreement to a period of (18) months to thirty-nine (39) months after the date of the Merger Agreement, and (iv) the survival period for the representations and warranties in the Merger Agreement as set forth in the first sentence of Paragraph 9.1 therein, with certain exceptions, is reduced from one (1) year to nine (9) months from the Closing Date, as defined in the Merger Agreement, and attached as Annex A hereto is Amendment No. 1 to the Business Separation and Merger Agreement, dated as of September 6, 2010 (the “Amendment”) which reflects these new changes.

The MOU also provides that CCE and/or New CCE will make or cause to be made certain supplemental disclosures in connection with the proxy statement sent to the CCE stockholders soliciting approval of the proposed Merger. These additional disclosures are set forth below. In the MOU, the defendants in the Consolidated Georgia Action acknowledge that they considered the claims raised by the plaintiff in that action in connection with the modifications to the terms of the Merger Agreement and disclosures contemplated by the MOU. The MOU provides that the parties to the Consolidated Georgia Action will use their best efforts to draft and execute a definitive stipulation of settlement that includes a plaintiff class consisting of all record and beneficial holders of CCE stock, other than defendants in the Consolidated Georgia Action and any firm, trust, corporation or other entity controlled by the defendants, during the period beginning on and including February 25, 2010, through and including the date of the consummation of the proposed Merger. If approved by the parties to the Consolidated Georgia Action and the Georgia court, the settlement will result in the dismissal with prejudice of the Consolidated Georgia Action and release by the plaintiff class of all claims under federal and state law that were or could have been asserted in the Consolidated Georgia Action or which arise out of or relate to the transactions contemplated by the proposed Merger. The MOU further provides that, in the event the Consolidated Georgia Action is dismissed in accordance with the settlement stipulation, the parties in the Consolidated Georgia Action will use their best efforts to obtain the dismissal with prejudice of the Consolidated Delaware Action within five business days of the final approval of the settlement by the Georgia court. The settlement of the Consolidated Georgia Action is subject to certain conditions set forth in the MOU and to be contained in any stipulation of settlement, including the approval of the court and completion of the proposed Merger. The defendants continue to deny any wrongdoing, liability or responsibility for the claims made in the Consolidated Georgia Action and the Consolidated Delaware Action.

CCE and its directors and TCCC vigorously deny all liability with respect to the facts and claims alleged in the lawsuits and specifically deny that any further supplemental disclosure was required under any applicable statute, regulation or law and that the directors failed to maximize shareholder value by entering into the merger agreement with TCCC. The settlement is not, and should not be construed as, an admission of wrongdoing or liability by any defendant. However, to avoid the risk of delaying or otherwise put consummation of the Merger at risk and to provide additional information to our shareowners at a time and in a manner that would not cause delay of the Merger, CCE and its directors and TCCC agreed to the settlement described above. The parties considered it desirable that the action be settled to avoid the substantial burden, expense, risk, inconvenience and distraction of continued litigation and to fully and finally resolve the settled claims.

ADDITIONAL DISCLOSURES REQUIRED BY THE MOU

Set forth below are additional disclosures required to be made in accordance with the MOU. The disclosures appear below the appropriate section heading that corresponds to the sections in the proxy statement/prospectus previously mailed to you.

Special Factors

Background of the Merger

The following information is provided in addition to the information disclosed on page 19 of the proxy statement/prospectus. Curtis R. Welling, Chair of the Affiliated Transaction Committee, was an executive (until 1990) of First Boston Corporation, which is now Credit Suisse, CCE’s financial advisor. Phillip Humann, a director of CCE, was the Chief Executive Officer (until 2007) and thereafter a non-executive director (until 2008) of SunTrust Banks, Inc., which has a longstanding relationship with TCCC consisting of the provision of financial services.

CCE and New CCE’s Reasons for, and Purpose of, the Merger; Recommendation of the CCE Affiliated

Transaction Committee and the CCE Board as to Fairness of the Merger

The following information is provided in addition to the information disclosed on pages 34-35 of the proxy statement/prospectus. In the course of reaching its determinations, the Affiliated Transaction Committee and the CCE Board considered information about the North American business and the Norway and Sweden Companies as components of the Transactions, but did not assign separate specific values to those business units. In reaching its conclusion as to the fairness of the merger consideration, the CCE Board considered all aspects of the Transaction, including the potential opportunities and challenges presented by the Norway-Sweden Acquisition. The CCE Board also considered and relied upon the fairness opinions of its financial advisors which were based on evaluations of the Transaction, including, among other things, the Norway-Sweden Acquisition.

The CCE Affiliated Transaction Committee

The following information is provided in addition to the information disclosed on page 37 of the proxy statement/prospectus. The Affiliated Transaction Committee did not consider or assign any specific value relative to any specific assets of CCE as it believed the relevant valuation of CCE should be as a going concern.

The Merger Agreement

Structure of the Merger

The following information is provided in addition to the information disclosed on page 112 of the proxy statement/prospectus. In connection with the Merger, TCCC will be surrendering all of its shares of CCE common stock, valued at approximately $3.4 billion (based upon a thirty day trailing average as of February 24, 2010, the date prior to the public announcement of the Merger), and assuming gross indebtedness of CCE of $8.88 billion, which together aggregate approximately $12.3 billion. In addition to the foregoing, the transaction contemplates additional elements of value for the benefit of CCE which, when taken together with the value of the shares of CCE common stock surrendered and the gross indebtedness assumed, CCE estimates equal in the aggregate approximately $13.3 billion. These additional elements of value include (1) the assumption by TCCC of CCE’s unfunded pension liabilities for North America (having an estimated approximate value of $580 million as of December 31, 2009), (2) the payment to CCE of $150 million, which represents the amount expected to be owed by TCCC in respect of certain tax benefits of CCE’s North American business, (3) a payment to CCE of approximately $91 million (after tax, or up to $145 million depending on delivery of certain tax attributes) representing CCE’s fourth quarter 2009 contributions to certain tax-qualified defined benefit plans in the United States and Canada, and (4) TCCC’s agreement that CCE not be obligated to make contributions during 2010 to such tax-qualified defined benefit plans in the United States and Canada.

Payments with Respect to Adjusted Net Working Capital

The following information is provided in addition to the information disclosed on pages 113-114 of the proxy statement/prospectus. The Target Adjusted Net Working Capital is subject to adjustment by mutual agreement of the parties in the event of a material change in the working capital needs of CCE’s North American business arising from changes in the revenues of CCE’s North American business of more than 10% of revenue in the same period in the prior year during the period between the first day of the fiscal month after the date of the Merger Agreement and the closing date of the Merger. In addition, on the closing date of the Merger, TCCC will pay to CCE an amount equal to $150 million, which represents the amount owed by TCCC for tax benefits of the North American business entities, subject to adjustment at closing of the Merger.

The Norway-Sweden Acquisition

The following information is provided in addition to the information disclosed on page 132 of the proxy statement/prospectus. Upon consummation of the Norway-Sweden Acquisition, New CCE will have expanded its territory in Europe and solidified its status as TCCC’s strategic bottling partner in Western Europe. New CCE expects to continue to operate the Norway and Sweden Companies in a substantially similar manner to the way they are currently operated. The two businesses will be integrated into New CCE’s existing European operations, but as there is no geographic overlap, the expectations are that the level of synergies will be modest relative to the scale of Norway and Sweden businesses, and not material to the overall profitability of New CCE. Correspondingly, integration costs are also expected to not be material.

The Base Purchase Price of $822 million for the Norway-Sweden Acquisition is reflective principally of the results and performance of the business of the Norway and Sweden Companies as of December 31, 2009, which was improved over the initial estimates of the results which served as the basis for an earlier preliminary calculation of the purchase price. The Norway-Sweden SPA provides for adjustment of the Base Purchase Price based on actual results at closing versus specified targets.

Related Party Transactions

Transactions Between CCE and TCCC

The following information is provided in addition to the information disclosed on page 147 of the proxy statement/prospectus. The U.S. product licensing agreements with respect to the Coca-Cola Trademark Beverages are perpetual.

Business of New CCE

Product Licensing and Bottling Agreements with Other Licensors

The following information is provided in addition to the information disclosed on page 156 of the proxy statement/prospectus. New CCE may face competition from bottlers of other soft drinks, including TCCC and bottlers in Norway and Sweden.

Unaudited Pro Forma Financial Information of New CCE

The following information is provided in addition to the information disclosed on page 162 of the proxy statement/prospectus. The assets acquired and liabilities assumed related to Norway-Sweden have been measured at fair value based on various preliminary estimates, including without limitation the fair value of the TCCC franchise licenses related to those territories.

Index to Financial Statements

Notes to Financial Statements

The following information is provided in addition to the information disclosed on page F-14 of the proxy statement/prospectus. CCE’s franchise license agreements with TCCC are the same (other than the term, which has been extended) as those that were in effect for the European segment of CCE. They are different than the U.S. cola franchise license agreements with TCCC in that the U.S. cola agreements are expressly perpetual.

THE SPECIAL MEETING OF SHAREOWNERS

The date, time and place of the special meeting of shareowners of Coca-Cola Enterprises Inc. have not changed and remain as follows:

October 1, 2010

8:30 a.m. EDT

Cobb Energy Performing Arts Centre

2800 Cobb Galleria Parkway

Atlanta, Georgia 30339

As set forth in the proxy statement/prospectus, at the special meeting of shareowners, CCE shareowners will be asked to approve the proposal to adopt the Merger Agreement, as it may be amended from time to time, by and among Coca-Cola Enterprises Inc., International CCE Inc., The Coca-Cola Company and Cobalt Subsidiary LLC.

The CCE Board, by actions taken without the participation of the two directors that were, at the time the CCE Board approved the Merger Agreement, affiliated with TCCC and after giving consideration to the unanimous recommendation of the CCE Board’s Affiliated Transaction Committee, has determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are substantively and procedurally fair to, and are advisable and in the best interests of the unaffiliated shareowners of CCE, and has approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement. The CCE Board recommends that you vote “FOR” approval of the proposal to adopt the Merger Agreement and the proposal to adjourn the meeting, if necessary or appropriate, to solicit additional proxies.

If your shares are recorded directly in your name, you may vote:

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By the Internet. Go to www.proxyvote.com 24 hours a day, 7 days a week, and follow the instructions. You will need the 12-digit control number that is included in the proxy materials that are sent to you. The Internet voting system allows you to confirm that the system has properly recorded your votes. This method of voting will be available up until 11:59 p.m. EDT, on September 30, 2010.

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By telephone. On a touch-tone telephone, call toll-free 1-800-690-6903, 24 hours a day, 7 days a week, and follow the instructions. You will need the 12-digit control number that is included in the proxy materials that are sent to you. As with Internet voting, you will be able to confirm that the system has properly recorded your votes. This method of voting will be available up until 11:59 p.m. EDT, on September 30, 2010.

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By mail. If you are a shareowner of record, you can vote by marking, dating and signing your enclosed proxy card as your name appears on the card and returning it by mail in the enclosed postage-paid envelope. If you hold your shares in street name, you can vote by completing and mailing the voting instruction form that will be provided by your bank, broker or other holder of record. You should mail the proxy card or voting instruction form in plenty of time to allow delivery prior to the meeting. Do not mail the proxy card or voting instruction form if you are voting by the Internet or telephone.

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At the special meeting. Whether you are a shareowner of record or a street name holder, you may vote your shares at the special meeting if you attend in person. Even if you plan to attend the special meeting, CCE encourages you to vote over the Internet or by telephone prior to the meeting. It is fast and convenient, and it saves CCE significant postage and processing costs. In addition, your vote is recorded immediately, and there is no risk that postal delays will cause your vote to arrive late and therefore not be counted.

Another proxy card is enclosed for your convenience. If you have already delivered a properly executed proxy card, you do not need to do anything unless you wish to revoke or change your vote. If you are a shareowner of record of CCE, you may revoke your proxy or change your vote at any time before it is exercised at the special meeting in one of three ways as described under “Special Meeting of Shareowners of CCE—Revocability of Proxies” beginning on page 109 of the proxy statement/prospectus. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can submit, prior to the date of the special meeting, a duly executed proxy with a later date. Third, you can attend the meeting and vote in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares of CCE common stock, you must follow directions received from your broker to change those instructions. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE URGED TO VOTE BY PROXY TO ENSURE YOUR VOTE IS COUNTED.

Annex A

AMENDMENT NO. 1 TO BUSINESS SEPARATION AND MERGER AGREEMENT

Amendment No. 1 (this “Amendment”), dated as of September 6, 2010, to that certain Business Separation and Merger Agreement, dated as of February 25, 2010 (the “Merger Agreement”), by and among COCA-COLA ENTERPRISES INC., a Delaware corporation (“CCE”), INTERNATIONAL CCE, INC., a Delaware corporation (“Splitco”), THE COCA-COLA COMPANY, a Delaware corporation (“TCCC”), and COBALT SUBSIDIARY LLC, a Delaware limited liability company (“Merger Sub” and together with CCE, Splitco and TCCC, each a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, CCE, Splitco, TCCC and Merger Sub are parties to the Merger Agreement.

WHEREAS, CCE, Splitco, TCCC and Merger Sub desire to amend the Merger Agreement in the manner set forth below.

AGREEMENTS

In consideration of the foregoing and the mutual covenants and agreements contained herein and in the Merger Agreement, CCE, Splitco, TCCC and Merger Sub agree as follows:

1.	AMENDMENTS

a.	Section 2.2 of the Merger Agreement is hereby amended by deleting the following in its entirety: “(or if not a Business Day, the next Business Day)”.

b.	Section 2.3 of the Merger Agreement is hereby amended by deleting the last sentence of the Section and replacing it with the following: “The filing of the Certificate of Merger shall be made no later than the Closing Date.”.

c.	Section 3.5(c) of the Merger Agreement is hereby amended to delete the language that states “(subject to the Corporate Name Letter)” and replace it with the following: “and Splitco’s subsidiaries whose corporate names contain the word “Coca-Cola” shall continue to be so named, subject to the terms and conditions of the Corporate Name Letter”.

d.	Section 4.3 of the Merger Agreement is hereby amended to replace clause (a)(i) with the following:

“499,332,154 shares of CCE Common Stock were issued and outstanding”.

e.	Section 4.3 of the Merger Agreement is hereby amended to replace clause (a)(iv) with the following:

“10,966,509 CCE Stock Units were outstanding; and”

f.	Section 6.22 of the Merger Agreement is hereby amended to delete the language that states “At any time eighteen (18) months to thirty-six (36) months after the date of this Agreement” and replace it with the following: “At any time eighteen (18) months to thirty-nine (39) months after the date of this Agreement”.

g.	Section 8.2(c) of the Merger Agreement is hereby amended to delete the language that states “an amount equal to $200,000,000” and replace it with the following: “an amount equal to $180,000,000”.

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h.	Section 8.2(d)(D) of the Merger Agreement is hereby amended to delete the language that states “within 365 calendar days” and replace it with the following: “within nine (9) months”.

i.	Section 9.1 of the Merger Agreement is hereby amended to delete the language in the first sentence of the Section that states “until the date that is one (1) year from the Closing Date” and replace it with the following: “until the date that is nine (9) months from the Closing Date”.

j.	Section 10.3 of the Merger Agreement is hereby amended to replace the fax number (404) 676-8621 with the following number: “(404) 598-3005”.

2.	MISCELLANEOUS

a.	All remaining provisions of the Merger Agreement remain unchanged and in full force and effect.

b.	Capitalized terms used but not defined herein shall have the same meaning as in the Merger Agreement.

c.	This Amendment shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

d.	This Amendment may be executed in separate counterparts (including by facsimile), each of which when so executed and delivered shall be deemed an original and all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, each of the parties hereto have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

COCA-COLA ENTERPRISES INC.

By:	/S/ JOHN R. PARKER, JR.
Name:	John R. Parker, Jr.
Title:	Senior Vice President, General Counsel

INTERNATIONAL CCE, INC.

By:	/S/ JOHN R. PARKER, JR.
Name:	John R. Parker, Jr.
Title:	Senior Vice President, General Counsel

THE COCA-COLA COMPANY

By:	/S/ MARIE QUINTERO-JOHNSON
Name:	Marie Quintero-Johnson
Title:	Vice President and Director Mergers & Acquisitions

COBALT SUBSIDIARY LLC

By:	/S/ MARIE QUINTERO-JOHNSON
Name:	Marie Quintero-Johnson
Title:	Vice President

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